Exhibit 99.4

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	23 August 2013

Non-Executive Director appointment

Sims Metal Management Limited is pleased to announce today that Mr Robert J. Bass has agreed to join the Board of the Company as an independent non-executive director effective 10 September 2013.

Mr Bass (age 64) was formerly a partner at Deloitte & Touche from 1982, and Vice Chairman Deloitte LLP from 2006, until his retirement in June 2012. He practiced at that firm for 39 years and was Lead Client Service Partner responsible for the development, planning, management, administration and delivery of services, including audits of consolidated financial statements, to multinational clients in a variety of industries.

Mr Bass is currently a director of Groupon, Inc (since June 2012) and NewPage Holdings Inc (since December 2012) and is Chairman of the Audit Committee of both companies. He is a graduate of Emory University and received an MBA from Columbia University. He is a Certified Public Accountant, New York and Connecticut, and a member of the American Institute of Certified Public Accountants, New York, and Connecticut State Societies of Certified Public Accountants, and resides in Westport, CT, USA.

Sims Metal Management Limited Chairperson Mr Geoff Brunsdon said, “I am delighted that Bob Bass has agreed to join our Board. Bob will also serve as a member of the Board Risk, Audit & Compliance Committee. His broad commercial experience and financial credentials will be very valuable to our Board.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 86% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2013. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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